[CAMPBELL RESOURCES INC. LOGO]


                                  PRESS RELEASE
                              For immediate release

        CAMPBELL RESOURCES ANNOUNCES ITS SECOND QUARTER RESULTS FOR 2005


MONTREAL, AUGUST 11, 2005 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) recorded a net income of $166,000 or $0.00 per share in the second quarter, compared with a net loss of $2.1 million or $0.02 per share for the same period in 2004. For the six first months of the year, the net loss is $2.5 million compared to $3.9 million or $0.04 per share in 2004.

These results are attributable to Campbell receiving the balance owing from the sale of the Bachelor Lake property and an improved performance at the Joe Mann Mine. The results do not include operations at the Copper Rand project, which are still being capitalized at this time.

Net metal sales for the second quarter of 2005 were $4.8 million compared to $6.1 million for the same period in 2004. These revenues include the sale of 7,872 ounces of gold and 237,084 lbs. of copper. The average price for gold in the second quarter of 2005 was CDN$535 (US$432) compared to CDN$533 (US$393) in 2004.

Net metal sales for the first six months of 2005 reached $9.9 million compared to $10.2 million for the same period last year. The average sale price for gold, per ounce, was CDN$529 (US$429) for 2005 and CDN$536 (US$398) for 2004.

Mining expenses for the second quarter 2005 were $3.7 million, lower by $2.1 million compared to the same period in 2004. The operating cost per ounce of gold in the second quarter of 2005 was US$402 compared to US$342 for 2004. Cost per ton was CDN$94 compared to CDN$98 for the second quarter of 2004.

Mining expenses for the first six months of 2005 were $9.3 million compared to $10.3 million for the corresponding period of 2004. Total cost per ounce was US$472 compared with US$405 in 2004.

JOE MANN MINE

Production in the second quarter was 8,319 ounces of gold and 249,360 lbs. of copper compared to 11,308 ounces of gold and 220,065 lbs. of copper for the same period in 2004. Gold grade averaged 0.251 oz/t compared to 0,229 oz/t in 2004.

For the first six months of 2005, production totalled 15,730 ounces of gold and 474,198 lbs. of copper compared to 19,949 ounces of gold and 386,318 ounces of copper in 2004. Gold grade averaged 0.234 oz/t compared to 0.217 oz/t for the first six months in 2004.

COPPER RAND MINE

Mine production in the second quarter was 46,417 tonnes of ore grading 2.22% Cu and 0.064 oz/t Au for a total metal production of 2,019,832 lbs. of copper and 2,553 ounces of gold. The concentrator operated on a 3.5-day per week schedule for the treatment of both the Copper Rand and Joe Mann ore.

In the second quarter, an additional investment of $0.8 million was required for the development of this operation, after having applied the net metal sales of $3.3 million in reduction of the capitalized cost.

EXPLORATION

In the second quarter, Campbell continued its exploration activities in the Chibougamau region. On the Meston property, north of the Joe Mann Mine, the drilling campaign to identify gold structures was completed. Results have been somewhat disappointing and the property will be re-evaluated during the year.

On the Corner Bay property, a 3-hole campaign has begun to identify the extension of the deposit and the presence of mineralization near the western edge of a large 1,000-meter regional dyke (measured and indicated resources:
829,600 m.t. grading 5.27% Cu. Inferred resources: 282,900 m.t. grading 5.41% Cu. - ref: 2004 Annual Report). This campaign will be completed by early September. An EM down-hole pulse reading is scheduled for the third quarter.

In the coming weeks, Campbell will begin in-depth exploration of the Jaculet mine deposit (-700 to -1200 meters). Also, an aerial survey (VTEM type) of the whole Eastmain property will be completed in the fall. For the first six months of 2005, a total of $483,000 was spent on exploration with $254,500 in the second quarter.

OUTLOOK

In June, the Company was granted an initial order under the Companies' Creditors Arrangement Act ("CCAA"). The company has recently obtained that this order be extended to October 28, 2005.

The Copper Rand and Joe Mann mines are operating. In July, the mines produced a total of 885,000 lbs. of copper and 3,700 ounces of gold. Exploration on the Corner Bay property continued.

In the past few weeks, preliminary discussions have been initiated with a number of companies to determine their possible interest in participating in the financial restructuring of the Company. Discussions are expected to continue into the coming weeks.

The Company is well aware that the current economic context and metal prices are favourable to the development of its properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2003. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.                                     Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer        Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                          John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                           Cynthia Lane-Filiatrault, clane@renmarkfinancial.com
afortier@campbellresources.com                              Tel.: 514-939-3989
                                                            Fax: 514-939-3717
                                                            www.renmarkfinancial.com


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


CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Expressed in thousands of Canadian dollars)
--------------------------------------------------------------------------------

                                                                                   JUNE 30       December 31
                                                                                     2005           2004
                                                                                   -------       -----------
                                                                                      $               $
ASSETS

Current assets
   Cash and cash equivalents                                                            36           1,191
   Restricted cash                                                                     350             350
   Short-term investments                                                               76             102
   Receivables                                                                       1,120           2,819
   Settlements receivable                                                            7,076           3,131
   Production inventories                                                              807             592
   Supply inventories                                                                3,513           3,982
   Prepaids                                                                            258             218
                                                                                   -------         -------
                                                                                    13,236          12,385

Amount receivable from Copper Rand/Portage Restoration Fiduciary Trust               2,937           2,853
Notes receivable                                                                    25,405          26,145
Restricted deposits and exchange agreement                                          49,585          49,447
Future income taxes                                                                  1,754           1,901
Property, plant and equipment                                                       80,841          79,379
Accrued benefit asset                                                                3,536           3,215
Deferred charges and other assets                                                    2,099           2,431
                                                                                   -------         -------
                                                                                   179,393         177,756
                                                                                   =======         =======

LIABILITIES

Current liabilities
   Short term loan                                                                   5,761           2,686
   Accounts payable                                                                 15,463          11,149
   Accrued liabilities                                                               2,098           3,670
   Current portion of long-term debt                                                 3,608           2,694
                                                                                   -------         -------
                                                                                    26,930          20,199

Asset retirement obligations                                                         7,538           7,321
Long-term debt                                                                      63,624          63,808
Future income taxes                                                                  3,959           4,067
Deferred royalty                                                                    24,917          27,776
                                                                                   -------         -------
                                                                                   126,968         123,171
                                                                                   -------         -------

SHAREHOLDERS' EQUITY

   Capital stock                                                                    69,961          69,610
   Warrants, stock options and conversion rights                                     2,801           3,074
   Contributed surplus                                                               1,374           1,101
   Deficit                                                                         (21,711)        (19,200)
                                                                                   -------         -------
                                                                                    52,425          54,585
                                                                                   -------         -------
                                                                                   179,393         177,756
                                                                                   =======         =======


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


CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share amounts)
--------------------------------------------------------------------------------

                                                                      THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                           JUNE 30                   JUNE 30
                                                                     ---------------------     ---------------------
                                                                       2005          2004        2005          2004
                                                                     -------        ------     -------        ------
                                                                                                  $             $
GROSS METAL SALES                                                      5,245         6,466      10,757        10,862
Treatment charges                                                        420           373         859           697
                                                                     -------        ------     -------        ------
Net metal sales                                                        4,825         6,093       9,898        10,165
                                                                     -------        ------     -------        ------

Expenses
   Mining                                                              3,746         5,830       9,299        10,306
   Depreciation and amortization                                       1,582         1,383       3,244         2,573
   General administration                                                765           882       1,518         1,407
   Care and maintenance                                                   86            74         178           158
   Exploration                                                           190           267         349           474
                                                                     -------        ------     -------        ------
                                                                       6,369         8,436      14,588        14,918
                                                                     -------        ------     -------        ------

Loss before the following items                                       (1,544)       (2,343)     (4,690)       (4,753)
                                                                     -------        ------     -------        ------

Interest expense on long-term debt                                      (242)          (85)       (483)         (210)
Interest income                                                          490           401         891           838
Amortization of deferred charges                                         (66)          (66)       (132)         (132)
                                                                     -------        ------     -------        ------
Loss from operations                                                  (1,362)       (2,093)     (4,414)       (4,257)
                                                                     -------        ------     -------        ------

Other income (expense)
   Other income                                                        1,554             3       1,966           409
                                                                     -------        ------     -------        ------

Income (loss) before taxes and non-controlling interest                  192        (2,090)     (2,448)       (3,848)

Income and mining tax                                                    (26)          (18)        (63)          (58)
                                                                     -------        ------     -------        ------
                                                                         166        (2,108)     (2,511)       (3,906)
Non-controlling interest                                                  --             8          --            10
                                                                     -------        ------     -------        ------

NET INCOME (LOSS)                                                        166        (2,100)     (2,511)       (3,896)
                                                                     =======        ======     =======        ======
WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)                      107,688        97,867     107,637        93,458
                                                                     =======        ======     =======        ======
LOSS PER SHARE UNDILUTED AND DILUTED                                    0.00         (0.02)      (0.02)        (0.04)
                                                                     =======        ======     =======        ======



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